

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 17, 2017

Jean Bua
Executive Vice President and Chief Financial Officer
NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886

> **Re: NetScout Systems, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2016**
> **Filed May 31, 2016**
> **Form 10-Q for the quarterly period ended December 31, 2016**
> **Filed February 2, 2017**
> **File No. 000-26251**

Dear Ms. Bua:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2016

General

1.   Section 5.12 of a July 14, 2015 credit agreement that you filed as Exhibit 10.5 to a Form 8-K dated July 14, 2015 indicates that you may do business in Syria and Sudan in limited circumstances. A recent news article reports that you have operations support systems interoperability initiative agreements with Huawei, Ericsson and Nokia. Each of these companies conducts business in Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements.

You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Item 1. Business

Sales and Marketing, page 8

2.   On page 9, you disclose that during fiscal 2016 one direct customer accounted for more than 10% of total revenue. Please identify this customer to us. Also, tell us what consideration you have given to identifying the customer pursuant to Item 101(c)(1)(vii) of Regulation S-K.

Form 10-Q for the quarterly period ended December 31, 2016

Note 18 – Segment and Geographic Information, page 25

3.   Based on your disclosure on page 17, it appears that you maintain discrete financial information for your two reporting units, Service Assurance and Security. We also note from your website that you have executive management, e.g. presidents, for both your Service Assurance and Security business units. Please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and business units:

- Describe the company's internal management reporting process, including organization and reporting structure and provide us with an organizational chart;

- Identify the company's chief operating decision maker or makers ("CODM") and describe the basis for this determination;

- Identify the individuals that reports directly to the CODM;

- Identify each of the business units, the business unit managers and describe their responsibilities;

- Describe how budgets are developed and resources are allocated throughout your organization;

- Describe the level of detail communicated to the CODM when actual results differ from budgets and annual operating targets, and who is involved in meetings with the CODM to discuss budget/target-to-actual variances;

- Describe how performance of the business units is evaluated;

- Describe how performance of the business unit managers is evaluated, including consideration of bonuses;

- Tell us how often the CODM meets with his direct reports, the financial information he reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends; and

- Describe the nature of the financial information regularly reviewed by your CODM to make decisions about allocating resources and assessing performance. As part of your response, please describe the financial information that the CODM reviews for each of the business units.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3449 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Greg Sloan
Corporate Controller
NetScout Systems Inc.